                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 1999,

                                       OR

     [ ] TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to _____.

     Commission file number 0-02788

            THE ELDER-BEERMAN STORES CORP. FINANCIAL PARTNERSHIP PLAN
            ---------------------------------------------------------
                            (Full title of the Plan)


       THE ELDER-BEERMAN STORES CORP. 3155 El-Bee Road, Dayton, Ohio 45439
       -------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

THE ELDER-BEERMAN STORES CORP. FINANCIAL PARTNERSHIP PLAN

Financial Statements as of December 31, 1999 and 1998 and for the Year Ended December 31, 1999 and Supplemental Schedules as of December 31, 1999 and for the Year Then Ended and Independent Auditors' Report

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                           PAGE

Independent Auditors' Report                                                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998 AND
   FOR THE YEAR ENDED DECEMBER 31, 1999:

   Statements of Net Assets Available for Benefits                           2

   Statement of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                           4 - 6

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1999 AND FOR THE
   YEAR THEN ENDED:

   Schedule of Assets Held for Investment Purposes at End of Year            7

   Schedule of Reportable Transactions                                       8

INDEPENDENT AUDITORS' REPORT

To The Elder-Beerman Stores Corp. Financial Partnership
  Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Elder-Beerman Stores Corp. Financial Partnership Plan (the "Plan") (formerly The Elder-Beerman Stores Corp. Retirement Savings Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 14, 2000
Dayton, Ohio

THE ELDER-BEERMAN STORES CORP.

FINANCIAL PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                                              1999                 1998
INVESTMENTS, at fair value (Note C):

  Elder-Beerman Stores Corp. Common Stock                                                 $ 2,114,455          $ 5,048,331
  Mutual Funds:
      American Century Income and Growth Fund                                              12,467,006           10,882,337
      American Century Strategic Asset Allocation Fund:  Aggressive                         2,470,069            1,789,314
      American Century Strategic Asset Allocation Fund:  Conservative                       5,203,103            4,709,892
      American Century Strategic Asset Allocation Fund:  Moderate                          12,929,376           12,239,786
      American Century Value Fund                                                           2,378,426            2,606,011
      Benham Stable Asset Fund                                                              5,532,537            4,184,752
      Twentieth Century International Growth Fund                                           4,016,584            2,615,345
      Twentieth Century Ultra Fund                                                         15,441,794           10,110,706
    Participant notes receivable                                                            2,131,890            2,487,619
                                                                                          -----------          -----------

          Total investments                                                                64,685,240           56,674,093

  Employer contribution receivable                                                          2,003,932            1,077,991
                                                                                          -----------          -----------

          Total assets                                                                     66,689,172           57,752,084
                                                                                          -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                                                         $66,689,172          $57,752,084
                                                                                          ===========          ===========


See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.

FINANCIAL PARTNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


ADDITIONS (Note D):
  Investment income:
    Dividends and interest                                                      $ 2,370,409
    Net appreciation in fair value of investments                                 6,836,907
                                                                                -----------

    Total investment income                                                       9,207,316
                                                                                -----------

  Contributions:
    Employer                                                                      2,003,932
    Participant                                                                   3,604,639
                                                                                -----------

    Total contributions                                                           5,608,571
                                                                                -----------

          Total additions                                                        14,815,887
                                                                                -----------

DEDUCTIONS (Note D):
  Benefits paid to participants                                                   5,692,799
  Investment and administrative expenses                                            186,000
                                                                                -----------

          Total deductions                                                        5,878,799
                                                                                -----------

NET INCREASE                                                                      8,937,088

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                              57,752,084
                                                                                -----------

  End of year                                                                   $66,689,172
                                                                                ===========


See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------


A.    DESCRIPTION OF PLAN

      The following brief description of The Elder-Beerman Stores Corp. Financial Partnership Plan (the "Plan") (formerly The Elder-Beerman Stores Corp. Retirement Savings Plan) is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      GENERAL - The Plan is a defined-contribution plan covering all employees of the Elder-Beerman Stores Corp. (the "Company") and its wholly-owned subsidiaries (The El-Bee Chargit Corp. and The Bee-Gee Shoe Corp.) who have completed at least one year of continuous service, have been credited with 1,000 or more hours of service during that year and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Each year participants are permitted to defer a portion of their compensation, not less than 1% or more than 15% (in 1% increments), subject to other limitations imposed by law. The Company makes matching contributions by determining its level of profitability and comparing it to a pre-determined contribution table. All active employees on the last day of the Plan year are eligible to receive a matching contribution. For each plan year, the Company may make an annual contribution not to exceed 1% of the employee's compensation while they were a participant for the plan year. A participant is eligible to receive an annual contribution for the Plan year if they were an active employee on the last day of the Plan year for which the annual contribution is made, they completed at least 1,000 hours of service during the Plan year, and the Company realizes a 1% profit.

      PARTICIPANTS' ACCOUNTS - Each participant's account is credited with the participant's contribution and his/her proportionate share of the Company's contribution. Allocations are based on each participant's compensation, as provided in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company's matching and discretionary annual contribution portion of their account, plus actual earnings thereon is based on years of credited service. A participant is non-vested until reaching five credited years of service, thereafter, they are fully vested.

      INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct investment of their 401(k) account balance in any of nine investment options. Participants may change their investment options at any time during the plan year.

      PAYMENT OF BENEFITS - On termination of service due to any reason, a participant may elect to receive either a lump-sum payment directly or a rollover distribution payment into an eligible retirement account.

      PARTICIPANT LOANS - The Plan allows participants to apply for and obtain loans in an amount defined in the Plan (not less than $500 and limited to 50% of the participant's account balance provided such loans do not exceed $50,000) from the balance of the participant's account. All loans must be repaid within five years. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Company from time to time. Payments of principal and interest are credited to the participant's account.

B.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      ADMINISTRATIVE EXPENSES - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. A significant amount of the Plan's legal expenses are paid and/or reimbursed by the Plan Sponsor. Administrative expenses for the trustees and other fees are paid directly by the Plan.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

C.       INVESTMENTS

      The following table presents investments that represent five percent or more of the Plan's net assets.

                                                                                  1999                  1998

         American Century Income and Growth Fund                               $12,467,006         $10,882,337
         American Century Strategic Allocation Fund:  Conservative               5,203,103           4,709,892
         American Century Strategic Allocation Fund:  Moderate                  12,929,376          12,239,786
         Benham Stable Asset Fund                                                5,532,537           4,184,752
         Elder-Beerman Stores Corp. Common Stock                                                     5,048,331
         Twentieth Century Ultra Fund                                           15,441,794          10,110,706
         Twentieth Century International Growth Fund                             4,016,584


      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,836,907 as follows:

         Mutual funds                                                                              $ 9,583,436
         Common stock                                                                               (2,746,529)
                                                                                                   -----------

                                                                                                   $ 6,836,907
                                                                                                   ===========

D.    PLAN AMENDMENT ADOPTED DURING 1999

      The Plan was amended in 1999. This amendment included changing the Plan name, certain policy changes relating to service crediting and Company contribution structure.

E.    INCOME TAX STATUS

      Prior to restatement, the Internal Revenue Service ("IRS") issued a favorable determination letter dated November 4, 1996, stating that the Plan, as then amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor intends to file a request with the IRS for a determination letter on the restated Plan adopted July 1, 1998 and amended January 1, 1999. Plan management believes that the restated Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan is qualified and tax-exempt as of the financial statement date.

F.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all vested benefits will be distributed to participants and beneficiaries.

G.       RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by American Century. American Century is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                   * * * * * *

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THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

SCHEDULE OF INVESTMENTS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999
--------------------------------------------------------------------------------


                 (b)                                                     (c)
         IDENTITY OF ISSUER,                        DESCRIPTION OF INVESTMENT INCLUDING                      (e)
         BORROWER, LESSOR OR                         MATURITY DATE, RATE OF INTEREST,                       FAIR
  (a)       SIMILAR PARTY                             COLLATERAL PAR OR MATURITY DATE                       VALUE

        MUTUAL FUNDS:
   *      American Century              Income and Growth Fund, 366,138 shares                              $ 12,467,006
   *      American Century              Strategic Asset Allocation Fund:  Aggressive, 293,357 shares           2,470,069
   *      American Century              Strategic Asset Allocation Fund:  Conservative, 908,045 shares         5,203,103
   *      American Century              Strategic Asset Allocation Fund:  Moderate, 1,780,905 shares          12,929,376
   *      American Century              Value Fund, 433,228 shares                                             2,378,426
          Benham                        Stable Asset Fund, 5,532,537 shares                                    5,532,537
          Twentieth Century             International Growth Fund, 268,308 shares                              4,016,584
          Twentieth Century             Ultra Fund, 337,304 shares                                            15,441,794

        Participant notes receivable    Collateralized by participant's account                                2,131,890
   *    Elder-Beerman Stores Corp.      Common Stock, 412,561 shares                                           2,114,455
                                                                                                            ------------
        TOTAL INVESTMENTS                                                                                   $ 64,685,240
                                                                                                            ============

*  Party-in-interest.

Column d has been omitted because it
is not applicable.

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THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------






There were no reportable transactions during the year ended December 31, 1999.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           THE ELDER-BEERMAN STORES CORP.
                           FINANCIAL PARTNERSHIP PLAN


Date: June 28, 2000        By: /s/ Scott J. Davido
                               ------------------------------------------------
                               Scott J. Davido
                               Executive Vice President--
                               Chief Financial Officer, Treasurer and Secretary The Elder-Beerman Stores Corp.



















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                                    FORM 11-K

                                INDEX TO EXHIBITS


EXHIBIT NO.
-----------

23       Consent of Independent Auditors